

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

Drop Technologies, Inc.

drop

Offering of a

Minimum of 33,333 Shares of Common Stock at $.75 per Share ($25,000.00)

up to a

Maximum of 1,426,667 Shares of Common Stock at $.75 per Share ($1,070,000.00)

Address for Inquiries:

Drop Technologies, Inc.
2554 Lincoln Blvd #405
Venice, CA 90291
Attn: Vanessa Gabriel
ir@dropdelivery.com

The date of this Offering Statement is July 8th, 2020

OFFERING STATEMENT

Drop Technologies, Inc.



Offering of a Minimum of 33,333 Shares ($25,000.00)

up to a

Maximum of 1,426,667 Shares

($1,070,000.00)

Purchase Price Per Share: $0.75

	Offering Price	**Crowdfunding Platform Commissions**[1][2]	**Proceeds to Company**[2][3]
Per Share	$.75	$0.0525	$.6975
Minimum Shares Sold	$25,000.00	$1,750.00	$23,250.00
Maximum Shares Sold	$1,070,000.00	$74,900.00	$995,100.00

We are offering shares of Common Stock of our company. We are offering a minimum of 33,333 shares of Common Stock for gross proceeds of $25,000 or net proceeds, after Intermediary commissions, of $23,250 and a maximum of 1,426,667 shares for gross proceeds of $1,070,000 or net proceeds, after Intermediary commissions, of $995,100. The minimum investment that you may make is $100. We are offering the shares to prospective investors through the crowdfunding platform available at www.equifundcfp.com and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the Offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the Offering.

(1)   In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $3,000. We are also required to issue to the Intermediary as additional consideration a number of the shares of Common Stock being offered equal to seven percent (7%) of the total shares sold in the Offering.

(2)   No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Escrow Agent through the Intermediary, in compliance with applicable securities laws until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and held in escrow until satisfaction of all the conditions to the closing.   The closing of this Offering is subject to, among other things, subscriptions for the $25,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of the Company and their affiliates. This Offering may be closed at any time after the minimum number of shares of Common Stock is sold, in one or more closings, and on or before July 8th, 2021. If we do not raise the minimum amount offered by July 8th, 2021, then we will return all funds received in the escrow account to investors without interest.

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Subscription Agreement
Exhibit C   Pitch Deck
Exhibit D   Video Transcript
Exhibit E   Offering Page

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at www.equifundcfp.com and each subdomain thereof. EquiFund Crowd Funding Portal, Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or Intermediary, operates the Platform and is registered with the SEC and is a funding portal member of the FINRA.

Drop Technologies, Inc., which we refer to as Drop, the Company, the Issuer, or "we," is a California corporation. We are a SaaS based logistics and delivery software company that enables small-to-enterprise level Cannabis delivery company's network to advertise their cannabis-related products in accordance with state regulation. We are offering shares of Common Stock of our company, which we refer to as the "Shares", for $.75 per share. We are offering a minimum of 33,333 Shares for gross proceeds of $25,000.00 and a maximum of 1,426,667 Shares for gross proceeds of $1,070,000.00. The minimum investment that you may make is $100. The Shares will be issued pursuant to a subscription agreement among the Company and each of the purchasers of the Shares, which we refer to as the Subscription Agreement.

We are offering the Shares in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The Shares may not be transferred by any investor during the one year period beginning when the Shares are issued, unless the Shares are transferred: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares. Furthermore, the investors are not permitted to assign the Shares without the Company's prior written consent in accordance with the terms of the Subscription Agreement.

No person other than the Company has been authorized to provide prospective investors with any information concerning the Company or the offering or to make any representation not contained in this offering statement. To invest in the Shares, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Shares and (iii) execute the Subscription Agreement. We reserve the right to modify any of the terms of the offering and the Shares at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Shares may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of Shares under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

TERM SHEET

Issuer	The Issuer, Drop Technologies, Inc., is a California corporation formed on June 14, 2019 and does business as Drop Delivery. We were formed for the purpose of operating our comprehensive suite of SaaS related software that enables small to enterprise level companies manage their delivery and marketing business. Dispensary and delivery companies are typically forced to use multiple software vendors to run their day-to-day operations. We believe this creates silos and inefficiencies that ultimately lead to higher operation costs, compliance risk and loss of revenue from customers who don't return. We believe that Drop is the industry's only compliant, all-in-one, turnkey delivery management solution. Combining all of these key tools into one solution, our system helps delivery companies increase sales & retention, manage CRM and loyalty programs and execute last mile – all in one platform.

Use of Proceeds

We are seeking financing through the sale of the Shares (as described below under Securities Offered) in order to provide funding for loan repayment, general marketing, and general working capital.

See "Question 10" below.

Securities Offered

Shares of Common Stock of the Company for $0.75 per Share

Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount

The targeted offering amount is $25,000 or 33,333 Shares. We will accept subscriptions in excess of the targeted amount on a first-come, first-served, basis. The maximum offering amount is $1,070,000 or 1,426,667 Shares.

Low Target Amount; No other funds may be Raised

The initial purchasers of Common Stock risk that we will not raise sufficient funds to sustain the growth of the Company.

The minimum amount of Shares that must be sold for the Company to accept subscriptions is only 33,333 or $25,000. Once we raise the $25,000 minimum in this Offering, we intend to accept subscriptions as they are received and as received, we will have immediate use of the funds raised. Thus, investors who purchase Shares prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that the Company will be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future.

Common Stock

Authorized Capitalization

Prior to this Offering, our authorized capital stock consists of 90,000,000 shares of common stock and 10,000,000 shares of preferred stock, with par value $.001, of which 11,135,000 common shares are issued and outstanding.

Dividends

Dividends will be declared if and when determined by the Company's Board of Directors in its sole and absolute discretion. We do not expect to declare any dividends for the foreseeable future or possibly ever.

Voting and Control

Holders of Common Stock are entitled to one vote per share of Common Stock.

We do not have any voting agreements in place.

We do not have any shareholder/equity holder agreements in place.

Anti-Dilution

The Shares do not have anti-dilution rights, which means that future equity financings will

Rights	dilute your ownership percentage.
Board of Directors; Management Team; Board of Advisors	The business and affairs of the Company are managed, and all corporate powers are exercised by or under the direction of our Board of Directors. The current board members are Vanessa Gabriel (Chairman), Marc Lopez, and Jade Gabriel. The senior executives of the Company oversee the day-to-day operations of the Company subject to the Board's oversight. Vanessa Gabriel serves as the Chief Executive Officer of our company and oversees all of our operations. Marc Lopez serves as the Chief Technology Officer of our company and oversees product development and operations of our company.
	We also have a Board of Advisors consisting of industry experts that have been enlisted to advise us with respect to our corporate strategy. The decisions of our Board of Advisors are not binding upon us, they are merely advisory in nature.
Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the Shares in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.
	The following limitations apply to investment amounts by individual investors in this offering:
	• Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
	• If either their annual income or net worth is less than $107,000, then the greater of:
	• $2,200 or
	• 5 percent of the lesser of their annual income or net worth.
	• If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the lesser of their annual income or net worth; and
	• During the 12-month period, the aggregate amount of securities sold to an investor through all crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.
Transfer Restrictions	The Shares will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act.
	The Shares may not be transferred by any purchaser of such securities during the one- year period from when the Shares were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
	We will be under no obligation to register the resale of the Shares under the Securities Act.
High-Risk Investment	An investment in the Shares involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment

THE COMPANY

1. **Name of Issuer.**

The name of the issuer is Drop Technologies, Inc., d/b/a Drop Delivery. The Issuer is a California corporation.

ELIGIBILITY

2. **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [__] Yes [X] No**

Explain: Not Applicable.

DIRECTORS OF THE COMPANY

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Vanessa Gabriel, CEO & Chairman   **Dates of Board Service: June 2019 - Present**

Founder of multiple startups and recently exited in the cannabis industry with Greenlight Technologies, Inc., the first mobile order ahead app within 9 months of launching.

Ms. Gabriel's Business Experience for the Last Three Years
   Employer: Greenlight Technologies, Inc.
   Employer's Principal Business: Cannabis Order Ahead App
   Title: Co-founder
   Dates of Service: July 2017 – March 2019
   Responsibilities: Managed overall operations of the Company.

   Education: University of Colorado at Boulder, University of Pacific

Marc Lopez, Director & Chief Technology Officer   Dates of Board Service:
June 2019 - Present

Web developer with over 8 years of experience in established and rapidly growing industries with a focus in mobile development and data analytics.

Mr. Lopez's Business Experience for the Last Three Years
> Employer: Greenlight Technologies, Inc.
> Employer's Principal Business: Cannabis Order Ahead App
> Title: Co-Founder
> Dates of Service: July 2017 – March 2019
> Responsibilities: Managed product development
>
> Employer: 10 BLOCK
> Employer's Principal Business: Streaming App
> Title: Product Development
> Dates of Service: August 2016 - Present
> Responsibilities: Oversees product development
>
> Education: San Jose State University, Las Positas Community College

Jade Gabriel, Director & Chief Product Officer   Dates of Board Service:
June 2019 – Present

Award winning UI/UX designer that has led product teams for social streaming, fashion, mobile commerce, and cannabis. Her products have grossed over $65 million in sales transactions.

Ms. Gabriel's Business Experience for the Last Three Years

> Employer: Greenlight Technologies, Inc.
> Employer's Principal Business: Cannabis Order Ahead App.
> Title: Co-Founder
> Dates of Service: July 2017 – March 2019
> Responsibilities: Lead UI/UX designer
>
> Employer: 10 BLOCK
> Employer's Principal Business: Streaming App
> Title: Product Designer
> Dates of Service: August 2016 - Present
> Responsibilities: Lead UI/UX designer

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Vanessa Gabriel, CEO & Chairman
See "Directors of the Company" section above.

Marc Lopez, Director & CTO
See "Directors of the Company" section above.

Jade Gabriel, Director & CPO
See "Directors of the Company" section above.

PRINCIPAL SECURITY HOLDERS

6. <u>**Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.**</u>

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Vanessa Gabriel	2,200,000 Shares of Common Stock	20%
Marc Lopez	2,200,000 Shares of Common Stock	20%
Jade Gabriel	2,200,000 Shares of Common Stock	20%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. <u>**Describe in detail the business of the Issuer and the anticipated business plan of the Issuer.**</u>

Business Overview

We were formed on June 14, 2019, for the purpose of operating Drop Delivery, a comprehensive SaaS related software suite that enables small to enterprise level businesses manage their delivery businesses. We believe that dispensary and delivery companies are typically forced to use multiple software vendors to run their day-to-day operations. This typically creates silos and inefficiencies that we believe ultimately lead to higher operation costs, compliance risk and loss of revenue from customers who don't return. We believe that Drop is the industry's only compliant, all-in-one, turnkey delivery management solution. We believe that combining all of these key tools into one solution, helps delivery companies increase sales and retention, manage CRM and loyalty programs and execute last mile – all in one platform.

We were formerly known as Drop Delivery, Inc., and changed our name to Drop Technologies, Inc., on October 7, 2019. We do business as Drop Delivery.

Business Plan

Cannabis sales in America are increasingly transacted through some form of delivery especially with the recent pandemic. In general, online shopping and delivery have been embraced by the modern consumer in verticals beyond just cannabis and cannabis companies are attempting to stay relevant in the increasingly competitive cannabis landscape. Currently some form of delivery is allowed in almost every state where recreational cannabis is legal. It's important to note, the limitations and regulations on delivery can differ dramatically from one state to another. In many states, cannabis delivery has found inroads serving seniors and patients who may be mobility impaired.

Drop Delivery was created to service the emerging cannabis delivery market. We anticipate that we will enter the restaurant and pharmaceutical delivery markets as we increase our business operations, increase revenue and raise additional working capital. Through our comprehensive suite of SaaS software, Drop has created a turnkey delivery management solution for delivery companies or those who are looking to deliver from brick and mortar. We believe that Drop is the only software solution that includes Dynamic Inventory, SMS Texting, Loyalty, Last Mile, Metrc Certification, Automated Marketing Tools, Smart Deals, CRM, and Digital Payments.

See Question 10 for additional information on the use of proceeds from this Offering in executing the business plan.

Our Products and/ or Services

Drop Delivery Platform

Drop Delivery is a single-point solution, custom-built for the cannabis industry, to manage every aspect of operating a delivery business. It offers customer ordering via phone, website or mobile app and uses SMS messaging to keep the customer updated on delivery ETA; it manages and tracks inventory and receipts; it communicates with drivers and tracks their speed and GPS location; and it allows the easy integration of loyalty reward points, coupon codes, discount periods (like "happy hour") and other powerful marketing tools. It is also fully compliant with Metrc, a cannabis compliance software required in 15 states.

Drop Delivery is a white-label software that is intuitively designed and simple to operate for delivery services. Other cannabis software companies are creating systems that utilize third-party integrations. These platforms are often not connected to customer-purchased data, and that alone proves their lack of effectiveness. Add to that, paying for the separate services can be very costly in the long run. Drop Delivery was designed from the ground-up as a single integrated platform, and its interfaces work seamlessly with Apple and Android devices.

Our Brand

Our team has spent several years developing technology solutions for the cannabis markets. We feel that Drop will continue to grow by invitation, word of mouth, and by delivery companies who are searching for credible software to manage their growing delivery businesses.

Intellectual Property

We don't currently have intellectual property. We intend to seek protection for the proprietary aspects of our products and services to the extent those can be protected.

Competition

Our primary competitors are Baker, Meadow, Webjoint, IndicaOnline, and Jungleworks.

The markets for our services are highly competitive and we are confronted by aggressive competition in all areas of our business. These markets are characterized by frequent product and services introductions, new marketing strategies and rapid technological advances. Our competitors may employ aggressive marketing strategies or expand their product and services offerings to gain or maintain market share. Principal competitive factors important for our company include our low operating costs, less regulatory exposure as an ancillary business to the cannabis industry, our speed of onboarding new customers and minimal cost associated with onboarding customers.

We believe the recent legal changes in states such as Oregon, Maine, and Massachusetts will create great opportunities for our company to further expand our network in North America. The marginal cost for Drop Delivery is minimal in comparison to the overall costs experienced by cannabis growers and cannabis retail operations. The costs for us to enter a new market are minimal. These costs include the replication of our technology for such markets and relatively minimal marketing dollars to grow the user base in each given area. We intend to duplicate our existing model in new markets in order to grow our business and user base.

Other companies who deal with cannabis directly have significant legal and capital barriers impeding their growth into another state. However, since we are an ancillary company, most of the current regulations and strict cannabis laws do not pertain to our operations as we do not "touch the plant." Because of the overall growth in the market and low legal barriers, we believe that growth opportunities are very significant for the foreseeable future.

Customer Base

To date, our primary user base has consisted of licensed companies that sell cannabis-related products, cannabis dispensaries, and consumers in North America. As more states legalize cannabis, we believe we will be able to expand our reach and our user base will hopefully continue to grow.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to various U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address 1418 Abbot Kinney Blvd., Venice, CA 90291.

Currently, we conduct business only in California. We intend to expand our customer base to other states as infrastructure and funds permit. They have clients in Washington D.C., California and Missouri currently.

Because this Form C focuses primarily on information concerning our company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.

Exhibit B to this Form C is a detailed company summary. You are encouraged to review Exhibit B carefully to learn more about the business of our company, its industry and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

8. <u>**Discuss the material factors that make an investment in the issuer speculative or risky:**</u>

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any Shares in this Offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of California on June 14, 2019. We have limited operations and nominal operating revenue to date. We are in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of operating a software and logistics company. There can be no assurance that we will be able to generate revenue, that future revenue will be significant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable, even if we are able to commercialize our products and build brand awareness.

We have incurred operating losses in every quarter since we launched our business and may continue to incur quarterly operating losses, which could negatively affect the value of our company.

We have incurred operating losses of $ (7,555) since we founded our business in 2019, and we may not be able to generate sufficient revenue in the future to generate operating income. We also expect our costs to increase materially in future periods, which could negatively affect our future operating results. We expect to continue to expend substantial financial and other resources on the continued development of our software solutions. The amount and timing of these costs are subject to numerous variables and such initiatives may require additional funding. If we fail to continue to grow the overall business and begin to generate substantive revenue, it could adversely affect our financial condition and results of operations.

We face significant competition for our software and delivery applications.

The industry within which we operate, especially the cannabis industry, is highly competitive and we compete with a number of other companies that provide similar services to the cannabis industry. Our ability to compete successfully in the case of our software and delivery applications and to manage our planned growth will depend primarily upon the following factors:

- maintaining continuity in our management and key personnel;
- the strength of our brand;
- increasing the productivity of our existing employees;
- effectively marketing and selling our services;
- acquiring new users for our services;
- acquiring new manufacturers, producers, consumers and advertisers on our platforms;
- improving our operational, financial and management controls;
- improving our information reporting systems and procedures; and
- the design and functionality of our services.

Many of our competitors have greater financial, technical, product development, marketing and other resources than we do. These organizations may be better known than we are and may have more customers or users than we do. Our competitors include Indica Online, Baker, WebJoint, Meadow, Onfleet and other companies we may be unaware of. We cannot provide assurance that we will be able to compete successfully against these organizations, which may lead to lower customer satisfaction, decreased demand for our solutions, loss of market share and reduction of operating profits.

The forecasts of market growth included in our business plan and investor presentations may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in our business plan and investor presentations may prove to be inaccurate. Even if these markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in our business plan should not be taken as indicative of our future growth.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our business is subject to a variety of U.S. and international laws, rules, policies and other obligations regarding data protection.

We are subject to federal, state and international laws relating to the collection, use, retention, security and transfer of personally identifiable information. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between us and other parties with which we may develop commercial relations. Several jurisdictions have passed recent laws in this area, and other jurisdictions are considering imposing additional restrictions. These laws continue to develop and may be inconsistent from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance could result in penalties or significant legal liability. More specifically, the marketing and sale of cannabis and cannabis related products is federally illegal. There is no guarantee that the federal government won't enforce the federal prohibitions which would significantly adversely affect our business and our business prospects and could lead to additional costs related to enforcement actions. We do not believe, however, that the federal government intends to enforce the federal laws related to cannabis.

Our privacy policies and practices concerning the use and disclosure of data will be posted on our website. Any failure by us or other parties with whom we do business to comply with our posted privacy policies or with other federal, state or international privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others, which could have a material adverse effect on our business, results of operations and financial condition.

Our company may not be able to effectively manage its growth or improve its operational, financial, and management information systems, which could have a material adverse effect on our business, results of operations, and financial condition.

In the near term, our company intends to expand the scope of its operations activities significantly. If our company is successful in executing its business plan, it will experience growth in its business that could place a significant strain on its business operations, finances, management and other resources. The factors that may place strain on its resources include, but are not limited to, the following:

- The need for continued development of financial and information management systems;
- The need to manage strategic relationships and agreements with manufacturers, producers, consumers, advertisers and partners; and
- Difficulties in hiring and retaining skilled management, technical, and other personnel necessary to support and manage the business.

Additionally, the strategy of our company could produce a period of rapid growth that may impose a significant burden on its administrative and operational resources. Its ability to effectively manage growth will require our company to substantially expand the capabilities of its administrative and operational resources and to attract, train, manage, and retain qualified management and other personnel. There can be no assurance that our company will be successful in recruiting and retaining new employees, or retaining existing employees.

Our company cannot provide assurances that its management will be able to manage this growth effectively. Its failure to successfully manage growth could result in its sales not increasing commensurately with capital investments or could otherwise have a material adverse effect on the business, results of operations, and financial condition of our company.

Assertions by third parties of infringement, misappropriation or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

In recent years, there has been significant litigation involving intellectual property rights in many technology-based industries. Any infringement, misappropriation or related claims, whether or not meritorious, is time-consuming, diverts technical and management personnel and is costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing our products or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. Any of these events could result in increases in operating expenses, limit our product offerings or result in a loss of business.

We may not be able to protect our intellectual property rights.

We currently do not have any trademarks, service marks, copyrights, patents, trade secrets, proprietary technologies, domain names and similar intellectual property. In the future we may rely on trademark, copyright and patent law, trade secret protection and confidentiality agreements with our employees, vendors, customers and others to protect our proprietary rights. We have sought and are working to possibly obtain patent protection for our delivery technologies. Many of the trademarks that we use contain words or terms having a somewhat common usage and, as a result, we may have difficulty registering them in certain jurisdictions. We have not yet obtained registrations for our any important marks. If other companies have registered or have been using in commerce similar trademarks for products similar to ours, we may have difficulty in registering, or enforcing an exclusive right to use, our marks.

There can be no assurance that our efforts to protect our proprietary rights will be sufficient or effective, that any pending or future patent and trademark applications will lead to issued patents and registered trademarks in all instances, that others will not develop or patent similar or superior technologies, products, or that our patents, trademarks and other intellectual property will not be challenged, invalidated, misappropriated or infringed by others. Additionally, the intellectual property laws and enforcement practices of other countries in which our product is or may in the future be offered may not protect our products and intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property from unauthorized use, our brand image may be harmed and our business and results of operations may suffer.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with our efforts to implement new lines of business or offer new products and services within existing lines of business, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could harm our reputation and adversely affect our business.

Many industries are prone to cyber-attacks, including ours, with third parties seeking unauthorized access to our data or users' data. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data could result in the loss or misuse of such data, which could harm our business and reputation and diminish our competitive position. In addition, computer malware, viruses, and hacking and phishing attacks by third parties have become more prevalent in many industries and may occur on our systems in the future. Such attacks may cause interruptions to the products we provide, degrade our customers' experience, cause customers to lose confidence in our products, or result in financial harm to us. Our efforts to protect our company data or the information we receive may also be unsuccessful due to software bugs or other technical malfunctions, employee error or malfeasance, government surveillance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our customers' data. Although we have developed systems and processes that are designed to protect our data and customer data and to prevent data loss and other security breaches, we cannot assure you that such measures will provide absolute security.

A failure to protect the integrity and security of our customers' information could expose us to litigation, materially damage our reputation and harm our business. Furthermore, the unanticipated costs of protecting against such a failure could adversely affect our results of operations.

Our business involves the collection and use of confidential information of our customers and vendors. We cannot assure you that our efforts to protect this confidential information will be successful. If any compromise of this information security were to occur, we could be subject to legal claims and government action, experience an adverse effect on our reputation and need to incur significant additional costs to protect against similar information security breaches in the future, each of which could adversely affect our financial condition, results of operations and growth prospects. In addition, because of the critical nature of data security, any perceived breach of our security measures could cause existing or potential customers not to order our products and could harm our reputation.

The Company's success depends on the experience and skill of the Board of Directors, the management team, its executive officers and key employees.

In particular, the Company is dependent on Vanessa Gabriel and Marc Lopez to execute the business strategy and business plan, and to manage any employees and consultants. As the Company grows, a corporate body of knowledge will be produced and taught to other employees in order to facilitate growth. As this happens, any change in management's ability to operate the business due to disability, illness, or for any other reason, would cause a significant loss in production capability, which would have a material adverse effect on the Company's business and prospects.

The Company has or intends to enter into employment agreements with Vanessa Gabriel and Marc Lopez although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss any of the key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, we do not have any key man life insurance policies on any such people.

We are dependent on Vanessa Gabriel and Marc Lopez in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either of them were to die or become disabled, we will not receive any compensation to assist with such person's absence. The loss of either such person could negatively affect our company and its operations.

We face risks related to the cannabis industry.

As a company focused on the cannabis industry, our company faces all of the risks that are unique to operating in this emerging industry. Federal law prohibits the use of cannabis, and our business is dependent on the growth of the cannabis industry. If the current, or a future, federal administration adopts policies promoting the stricter enforcement of federal law, our business would be materially adversely affected. In addition, the cannabis industry is extremely speculative. Although a number of states have decriminalized cannabis to varying degrees and other states have created exemptions specifically for medical cannabis, it remains fully illegal in 18 states (as of January 2019). Additionally, in most states the cultivation of cannabis for personal use continues to be prohibited. Active enforcement of these state laws could have a material adverse effect on our business, operations and prospects. In addition, although we do not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, it is possible that we may be accused by federal or state agencies of violating certain laws or regulations that involve cannabis as a result of the promotion through our media platforms of those companies that do cultivate, dispense or sell cannabis. An adverse finding could have a material adverse impact on our business, operations and prospects.

Our ability to grow our business depends on state and federal laws pertaining to the cannabis industry.

Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If manufacturers and distributers are unable to comply with the regulations or registration as prescribed by the FDA, this could negatively impact our financial condition.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.

On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business. Although we don't consider ourselves a "cannabis company," as we don't "touch the plant" and merely provide ancillary services to the cannabis industry, our anticipated customers and user base are more directly involved with the marketing and sale of cannabis and any further adverse enforcement by the SEC could negatively affect our ability to raise money and operate.

We operate in a turbulent market populated by businesses that are highly volatile.

The US market for cannabis products is highly volatile. While we believe that it is an exciting and growing market, many companies involved in cannabis products and services used to be involved in illegal activities, some still are, and many of them operate in unconventional ways. Some of these differences which represent challenges to us include not keeping appropriate financial records, inexperience with business contracts, not having access to customary business banking relationships, not having quality manufacturing relationships, and not having customary distribution arrangements. Any one of these challenges, if not managed well, could materially adversely impact our business.

Many cannabis activities, products, and services still violate law.

The legal patchwork to which cannabis companies are subject is still evolving and frequently uncertain. While we believe that anti-cannabis laws are softening and that the trend is toward legalization of cannabis products, many states and the US government still view some or all cannabis activity as illegal. Notwithstanding this uncertainty we intend to do our best to engage in activities that are unambiguously legal and to use what influence we have with our affiliates for them to do the same. But we will not always have control over those companies with whom we do business and there is a risk that we could suffer a substantial and material loss due to routine legal prosecution. Similarly, many jurisdictions have adopted so-called "zero tolerance" drug laws. If our, or our affiliates' activities related to cannabis activities, products, and services are deemed to violate one or more federal or state laws, we may be subject to civil and criminal penalties, including fines, for aiding and abetting those activities through the provision of our software products.

Reductions in marketing sales or sales of our services will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our future products:

- the introduction of competitive services;
- changes in consumer preferences among cannabis products;
- changes in consumer perception about trendy products;
- changes in consumer perception regarding the healthfulness of cannabis products;
- the level and effectiveness of our marketing efforts;
- any unfavorable publicity regarding our services or similar services;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our services;
- any changes in government policies and practices related to our services, and markets;
- regulatory developments affecting the marketing or use of our services;
- new science or research that disputes the healthfulness of cannabis; and
- adverse decisions or rulings limiting our ability to promote the benefits of cannabis.

Adverse developments with respect sales of cannabis would indirectly reduce our user base and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We plan to obtain insurance that may not provide adequate levels of coverage against claims.

We plan to obtain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Establishing, maintaining, extending and expanding our reputation and brand image are essential to our business success.

We plan to establish, maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in establishing, maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or products marketed on our platform or on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our financial condition and results of operations could be adversely affected.

Risks Related to the Company's Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholders of our company, may invest in this Offering and their funds will be counted toward our achieving the Minimum Amount.

There is no restriction on our affiliates, including its officers, directors and existing stockholders, investing in the Offering. As a result, it is possible that if we have raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and our company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this Offering.

We intend to use some of the proceeds from the Offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes which our management deem to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our securities will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of our securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Shares for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this Offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee that a purchaser of our securities will ever realize a return on his/her/its investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making any investment decision.

A majority of our company is owned by a small number of owners.

Prior to the Offering, our company's officers and directors control 60% of our company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for our company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval.

We have the right to extend the Offering deadline.

We may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without our company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or until we receive the Minimum Amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the Shares will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent Offerings of Common Stock, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase Shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the our assets at the time of issuance.

The Shares will be equity interests in our company and will not constitute indebtedness.

The Shares will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Company, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Shares and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the Shares, which are the most junior securities of our company.

There can be no assurance that we will ever provide liquidity to purchasers through either a sale of our company or a registration of the Shares.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for purchasers. Furthermore, we may be unable to register the Shares for resale by purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, purchasers could be unable to sell their Shares unless an exemption from registration is available.

The offering price in this Offering may not represent the value of our Shares.

The price of the Shares being sold in this Offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our Shares may not be indicative of the fair market value of our Shares now or in the future. We may also, in the future, sells additional shares of our stock for a price per share lower than the price of the Shares which would result in substantial dilution to the purchasers of Shares in this Offering as well as reduce the overall valuation of the Company. Commonly known as a "down round", such an offering could result in a partial or total loss of a purchasers investment in us.

Management has discretion over proceeds of this Offering.

We expect to use the net proceeds of this Offering, over time, for general corporate purposes, including working capital. However, we have no current specific plans for the net proceeds of this Offering other than as outlined in the use of proceeds section of this Form C. As a result, our management will have absolute and unfettered discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

We do not anticipate paying any cash dividends for the foreseeable future.

We currently intend to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support our business and planned growth strategies. We do not intend in the foreseeable future to pay any dividends to holders of our Shares.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Shares and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE OFFERING

9. __What is the purpose of the offering?__

The purpose of the Offering is to raise capital for loan repayment, general marketing, general working capital and general operating purposes. In addition, the proceeds from this Offering will be used to engage consultants, advertising and marketing, legal, accounting and deposits for such things as leases and equipment.

10. __How does the issuer intend to use the proceeds of this offering?__

	If Target Offering Amount is Sold	If $250,000 of Offering Is Sold	If $500,000 of Offering is Sold	If $750,000 of Offering is Sold	If Maximum Amount is Sold[2]
Total Proceeds	$25,000	$250,000	$500,000	$750,000	$1,070,000
Less: Offering Expenses[1]					
(A) EquiFund Crowd Funding Platform Commissions (7%)	$1,750	$17,500	$35,000	$52,500	$74,900
Net Proceeds	$23,250	$232,500	$465,000	$697,500	$995,100
Use of Net Proceeds					
(B) Loan Repayment	$0	$126,562	$126,562	$126,562	$126,562
(C) General Marketing	$0	$0	$50,000	$75,000	$100,000
(D) General Working Capital	$23,250	$105,938	$288,438	$495,938	$768,538
Total Use of Net Proceeds	**$23,250**	**$232,500**	**$465,000**	**$697,500**	**$995,100**

(1) The Use of Proceeds chart is not inclusive of payments to the financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

(2) We will accept proceeds in excess of the target offering amount of $25,000. We will allocate oversubscriptions on a first come first served basis. We will use the oversubscribed amount up to $1,070,000 in the manner described in the above table.

11. __How will the issuer complete the transaction and deliver securities to the investors?__

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at www.EquiFundcfp.com. EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully-signed copy of the subscription agreement and a confirmation of your investment and the number of Shares acquired by you.

12. __How can an investor cancel an investment commitment?__

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. Los Angeles time, 48 hours prior to the offering deadline identified in these offering materials, which is July 8th, 2021.

Cancellation instructions can be found in the EquiFund investor dashboard. Investors may cancel their investment commitment by sending an email to BTinvestor@equifundcfp.com. stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by EquiFund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 1,426,667 shares of Common Stock for up to $1,070,000.00. We are attempting to raise a minimum amount of $25,000.00 in this Offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by July 8th, 2021, which we refer to as the Offering Deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the Offering Deadline, no Shares will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. We have the right to extend the Offering Deadline at our discretion. We will accept investments in excess of the minimum amount up to $1,070,000.00, which we refer to as the maximum amount, and the additional Shares will be allocated as set forth in Question 10 of this Form C.

The price of the Shares does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Shares.

In order to purchase the Shares, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, who we refer to as the Escrow Agent, until the minimum amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify Purchasers when the minimum amount has been reached. If we reach the minimum amount prior to the Offering Deadline, we may close the Offering at least five (5) days after reaching the minimum amount and providing notice to the Purchasers. If any material change (other than reaching the minimum amount) occurs related to the Offering prior to the Offering Deadline, we will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Shares in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Shares via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on us until accepted by us. A Subscription Agreement is not accepted by us until the authorized representative of the Company countersigns the Subscription Agreement. We reserve the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Shares was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the amount raised in the Offering.

Stock, Warrants and Other Compensation

In addition to the commission of 7.0% of the amount raised in the Offering, the issuer will issue to the Intermediary a number of Shares equal to 7.0% of the Shares sold in the Offering.

Transfer Agent and Registrar

The Company plans to hire a Transfer Agent and Registrar for the shares sold through this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

14.   **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of Common Stock are entitled to one vote per share of Common Stock.

15. **Are there any limitations on any voting or other rights identified above? [_] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place.

16. **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of Common Stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition to the restrictions on transfer described above, the Shares may not be transferred without the consent of our company which may be given or withheld in our company's sole and absolute discretion.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter- in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

The only securities of our Company that are outstanding are Common Stock. The total amount of Common Stock issued and outstanding prior to this Offering is 11,135,000 Shares.

We intend to adopt a stock option plan for our executive employees, subject to approval of the Board of Directors and shareholders of the Company. We may also offer other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The Shares do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the Investor may eventually have in the Company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [_] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The Shares being offered have been arbitrarily valued. Also, see the "The offering price in this Offering may not represent the value of our Securities" risk factor.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the Shares, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The Shares do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the Investor may eventually have in the Company. A purchaser of Shares has virtually no say in whether the Company authorizes/issues additional securities, repurchases securities, sells assets, merges, or engages in any other material transaction as those decisions are typically reserved to the Board of Directors and/or are controlled by holders of a majority of the Company's securities.

24. **Describe the terms of any indebtedness of the issuer.**

The Company has an outstanding Promissory Note, which we refer to as the Note, in the amount of $125,000. The Note was issued on April 27, 2020 and matures on October 27, 2020. The interest rate of the Note is 1.5%. The Note is not secured by the Company's assets or personally guaranteed by any of its Officers.

25. **What other exempt offerings has the issuer conducted within the past three years?**

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
None.				

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:**

Specified Person	Relationship to the Issuer	Nature of Interest in Transaction	Amount of Interest
None.			

FINANCIAL CONDITION OF THE ISSUER

27.   **Does the issuer have an operating history?** [X] Yes [ ] No

28.   **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have raised $125,000 to date through a promissory note to fund development of the Drop platform; the growth of our customers to (35); the launch of additional solutions on our platform; and the development of a pipeline of future customers and partnerships. We will need to continue to raise additional investment capital as we continue to invest in both new enhancements to the platform and in sales and marketing efforts that are expected to lead to revenue growth in 2020 and beyond.

We expect to reach profitability over the next 12 months and intend to focus on the following goals: growing annual revenue at a rate of 100%+; growing our customer base at an annual rate of 100%+; and entering the data business with selective strategic partnerships, although there can be no guarantee that it will be successful in doing so.

Liquidity and Capital Resources

The proceeds from this fundraising, in combination with anticipated operating revenue, will allow us to continue to invest in both product development and sales and marketing activity that will be necessary to support the goals outlined above.

Outside of our normal business operations, the Company does not have additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

We do not intend to make any material capital expenditures in the next twelve months.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29.   **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the unaudited reviewed financial statements of Drop Technologies, Inc. for the period from June 14, 2019 through March 31, 2020.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i) in connection with the purchase or sale of any security? [__] Yes [X] No

   (ii) involving the making of any false filing with the Commission? [__] Yes [X] No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? [__] Yes [X] No;

   (ii) involving the making of any false filing with the Commission? [__] Yes [X] No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:

      (A) association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

      (B) engaging in the business of securities, insurance or banking? [__] Yes [X] No

      (C) engaging in savings association or credit union activities? [__] Yes [X] No

   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [__] Yes [X] No

If Yes to any of the above, explain:_____

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

    (ii) places limitations on the activities, functions or operations of such person? [__] Yes [X] No

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

If Yes to any of the above, explain:_____

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

    (1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

    (ii) Section 5 of the Securities Act? [__] Yes [X] No

If Yes to either of the above, explain:_____

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

If Yes, explain:_____

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as   an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

If Yes, explain:_____

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on

---

this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   **In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2021 (120) days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at DropDelivery.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Vanessa Gabriel
_____
(Signature)

Vanessa Gabriel
(Name)

CEO & Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Vanessa Gabriel
_____
(Signature)

Vanessa Gabriel
(Name)

CEO & Chairman
(Title)

July 8, 2020
(Date)

I, Vanessa Gabriel, being the CEO and Chairman of Drop Technologies, Inc., a California corporation (the "Company"), hereby certify as of this that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of March 21, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended March 31, 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Vanessa Gabriel
(Signature)

Vanessa Gabriel
(Name)

CEO & Chairman
(Title)

July 8, 2020
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Subscription Agreement
Exhibit C	Pitch Deck
Exhibit D	Video Transcript
Exhibit E	Offering Page

EXHIBIT A
Financial Statements

EXHIBIT B
Subscription Agreement

EXHIBIT C
Pitch Deck

EXHIBIT D
Video Transcript

EXHIBIT E
Offering Page